Exhibit 10.1

NOTE: CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS DOCUMENT AND REPLACED BY “[*]”. A COMPLETE COPY OF THIS DOCUMENT INCLUDING THE CONFIDENTIAL INFORMATION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

DISTRIBUTION AND LICENSE AGREEMENT

Between

NPS ALLELIX CORP.

And

NYCOMED DANMARK APS

Dated

APRIL 20, 2004

DISTRIBUTION AND LICENSE AGREEMENT

THIS DISTRIBUTION AND LICENSE AGREEMENT (the “Agreement”) is made and entered into on the 20th day of April, 2004 (the “Effective Date”), by and between NPS ALLELIX CORP., a Canadian corporation (“Licensor”), having offices at 6850 Goreway Drive, Mississauga, Ontario, L4V IV7, Canada, and NYCOMEDDANMARK APS, a Danish corporation (“Licensee”), having offices at Langebjerg 1, DK-4000 Roskilde, Denmark. Licensor and Licensee are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Licensee is a pharmaceutical company possessing substantial expertise in the development and marketing of pharmaceutical products in the Territory;

WHEREAS, Licensor is a biopharmaceutical company engaged in the discovery, development and commercialization of small molecule drugs and recombinant proteins; and

WHEREAS, Licensor and Licensee desire to enter into an agreement whereunder Licensee will participate in the development, marketing, distribution and sale of Licensor’s Product in the Territory.

NOW, THEREFORE, In consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

The capitalized terms used in this Agreement will have the meanings given to them in this Section 1 and throughout this Agreement.

1.1 “Actual True Cost of Goods” shall mean with respect to the Product, the costs actually incurred by Licensor, in accordance with generally accepted accounting principles, for supply and manufacture of bulk drug product, finished product or Devices, as the case may be, including costs for testing and release of such items.

1.2 “Affiliate” shall mean a corporation or other business entity, which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a Party. For purposes of this definition only, “control” and, with corresponding meanings, the terms “controlled by” and “under common control with” means (a) the possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a legal entity; provided, however, that if local law restricts foreign ownership, control will be established by direct or indirect ownership of the maximum ownership percentage that may, under such local law, be owned by foreign interests.

1.3 “Centralized Procedure” shall mean the procedure for the authorization and supervision of medicinal products for human use set forth in Council Regulation (EEC) No. 2309/93 (the “Regulation”).

1.4 “CIS” shall mean the Commonwealth of Independent States; comprising, as of the Effective Date of this Agreement, Russia, Ukraine, Belarus, Kazakstan, Kyrgystan, Tajikistan, Turkmenistan, Uzbekistan, Armenia, Azerbaijan, Georgia and Moldovia.

1.5 “Clinical Trials” shall mean planned experiments which involve human subjects or patients designed to discover or verify the effects of, and/or identify any adverse reaction to, a medicinal product or drug and to elucidate the most appropriate treatment of future patients with a given medical condition. A clinical trial uses results based on a limited sample of patients to make inferences about how treatment should be conducted in the general population of patients who require treatment in the future.

1.6 “CMC Data” shall mean those data required by Part 2 of the Annex to Directive 2001/83/EC including the qualitative and quantitative particulars of the constituents, the description of the manufacturing method and the controls and tests carried out at all relevant stages of the manufacturing process.

1.7 “Confidential Information” has the meaning set forth in Section 16 of this Agreement.

1.8 “Control” or “Controlled by” shall mean, with respect to a Party, any Patent, Know-How, other intellectual property right, or Marketing Authorization, (a) that such Party owns or has a license to use such Patent, Know-How, intellectual property right or Marketing Authorization, and (b) has the ability to grant the other Party access, a license or a sublicense (as applicable) or right to use such Patent, Know-How, or intellectual property right, or the right to reference such Marketing Authorization during the Term without violating the rights of any Third Party and without obligation to make any payments to a Third Party as a result of such grant of access, license or sublicense, or right of reference, or the exercise thereof by the other Party.

1.9 “Core Studies” shall mean nonclinical studies and those clinical studies necessary for; obtaining and maintaining regulatory approval of the Product and/or Device; maintaining the approved label on the Product; [*] improved needle and needle-free injection devices; including those studies related to safety, antibodies, QCT and any post-approval studies required by the U.S. Food and Drug Administration or EMEA and those described in Schedule 1.9. [*].

1.10 “Development Plan” has the meaning set forth in Section 5 of this Agreement.

1.11 “Device” shall mean the drug delivery device described in Schedule 1.11 hereto and any future Improvements thereof.

1.12 “Drug Master File” or “DMF” shall mean a submission to the FDA or other regulatory agency used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of human drugs, as more particularly described in United States Code of Federal Regulations, 21 CFR 314-420.

1.13 “Dossier” shall mean the master regulatory dossier to be used in connection with obtaining Marketing Authorization in each of the State Territories within the Territory.

1.14 “EMEA” shall mean the European Agency for the Evaluation of Medicinal Products and where and if applicable the European Commission, the Council of the European Union and the Committee of Proprietary Medicinal Products.

1.15 “EU” shall mean the member states from time to time of the European Union.

1.16 “Improvement” shall mean any invention, development, discovery or Know-How, whether or not patentable, relating to the Product and/or Device except to the extent such invention, development, discovery or Know-How arises from the conduct of Clinical Studies or other activities for which the Parties did not agree to jointly develop or to share in the development costs as provided for in Section 5.1.5. A general patent or patent application, which relates both to the Product as well as to other active substances, shall be included in the definition of Improvement but only to the extent it relates to the Product.

1.17 “Know-How” shall mean information, results and/or data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and/or data related to the Product and/or Device.

1.18 “Licensed Technology” shall mean Licensor Know-How, Licensor Patents, and any Improvements, other than Improvements arising from studies conducted under Section 5.1.5 solely by one of the parties hereto.

1.19 “Licensee Trademarks” shall mean any trademarks or trade names used or registered by Licensee as of the Effective Date or during the Term.

1.20 “Licensor Know-How” shall mean (a) any non-public or confidential sections of the Licensor MAA, and (b) any other Know-How Controlled by Licensor during the Term that is necessary or useful for the performance of pre-clinical or clinical development, for the filing of MAAs in the Territory, or the commercialization, marketing and/or manufacture of the Product.

1.21 “Licensor Patents” shall mean the Patents listed in Schedule 1.21, as well as any Patents that NPS and its Affiliates own, have under license, have a right to acquire or Control, that are necessary or useful for, or otherwise, related to the exercise of the license granted in Section 2 – Grants, such Patents to be added to Schedule 1.21 by Licensor from time-to-time.

1.22 “Licensor Trademarks” shall mean PREOS and any trademarks or trade names used and/or registered and/or filed by Licensor to identify the Product and/or Device as of the Effective Date or during the Term. A list of Licensor Trademarks and their respective statuses as of the Effective Date is set forth in Schedule 1.22.

1.23 “MAA” shall mean a marketing authorization application submitted to the appropriate regulatory body in a State Territory, including any such application submitted to the

EMEA, for the purpose of obtaining approval to market a prescription pharmaceutical product in such State Territory including the EU.

1.24 “Major Markets” shall mean the following State Territories: Germany, France, United Kingdom, Spain and Italy.

1.25 “Marketing Authorization” or “MA” shall mean any approvals (including Price & Reimbursement Approvals) and any master files, establishment licenses, registrations or authorizations of any national or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacture, use, storage, importation, export, transport, distribution or sale of Product and the Device in one or more countries in the Territory (including the approval of an MAA).

1.26 “Net Sales” shall mean the gross amount invoiced by Licensee or its Affiliates or sub-licensees for sale or other commercial disposition of the Product to a Third Party, less the following deductions:

1.26.1 Discounts and allowances allowed and taken for returns or rejections (provided such amounts have been formally designated as such in accordance with the internal accounting procedures, consistently applied, of Licensee and its Affiliates), and wholesaler chargebacks allowed and taken in amounts normal and customary in the trade;

1.26.2 Import, export, excise, sales or use taxes, value added taxes, and other taxes, tariffs or duties levied, absorbed or directly imposed and properly allocable to particular sales of Product to the extent such items are included in the gross amount invoiced (in any event excluding taxes on the income of Licensee and its Affiliates);

1.26.3 Freight, postage, shipping, insurance, and packaging costs and other outbound transportation charges prepaid or allowed by Licensee to the extent included as part of the invoiced amount;

1.26.4 Amounts allowed or credited for retroactive price reductions or rebates to the extent actually taken;

1.26.5 The amounts of trade and cash discounts actually allowed on account of the purchase of Product;

1.26.6 Allowances, adjustments, reimbursements, discounts and rebates made with respect to sales paid for by Third Parties, including, but not limited to, rebates given to health care organizations or other Third Parties who bought or paid for a Product; and

1.26.7 Any amounts actually written off or specifically identified as uncollectible, in accordance with consistently applied accounting policies of Licensee and except to the extent Licensee recovers payment of any such written off amount; provided, however, that no such deduction shall be made for the Actual True Cost of Goods of any such Product.

1.26.8 Notwithstanding the foregoing, if: (i) a Product is sold together with other goods, whether with a separate price for such Product (unless such separate price is the same as the price for such Product when not sold together with other goods) or without a separate price for such Product, (ii) the consideration exchanged for a Product includes any non-cash consideration, or (iii) a Product is transferred for purposes of resale, in any manner other than as an invoiced sale, then, in each case the Net Sales applicable to the quantity of such Product included in any such transaction will be deemed to be the average net sales for such quantity of such Product for all transactions of such Product (other than those described in the preceding Sections (i)-(iii), inclusive) made in the relevant country during the last full calendar quarter prior to such transaction (or, if the Product was not commercially available during the last full calendar quarter preceding such transaction, during the current quarter).

1.26.9 In the event that Product is sold or otherwise disposed of to a Third Party other than on arm’s length terms and are subsequently sold or otherwise disposed of by such Third Party on arm’s length terms, then Net Sales will be calculated based upon the first such arm’s length sale or disposition. “Net Sales” excludes (a) the transfer of reasonable and customary quantities of free samples of Product to physicians for professional use, other than for subsequent resale, (b) the transfer of Product as clinical trial materials, other than for subsequent resale, and (c) the transfer of Product to any regulatory agency in a State Territory for use by such agency in connection with securing Marketing Authorization for such Product in such State Territory.

1.26.10 In the event that Product is sold through sublicensees, distributors etc. appointed by Licensee’s any costs, margins etc. payable by Licensee to any such sublicensee, distributor etc. shall be borne solely and entirely by Licensee and no such amount(s) shall be deducted when determining Net sales pursuant to this definition.

1.27 “Nycomed Clinical Trials” shall mean in respect of the Product those Phase III B and Phase IV Studies to be carried out by or on behalf of Nycomed in the Territory as described in the Development Plan.

1.28 “Nycomed Territory” shall mean the countries of the Territory in which Nycomed undertakes to launch the product through its own sales and marketing organization, as described in Section 7.3.3.

1.29 “Patent” or “Patents” shall mean patents, letters patent, applications for patents, provisional applications for patents, and any patents issuing therefrom (including any divisions, continuations, continued prosecution applications and continuations-in-part thereof), reexamination certificates, reissue patents, patent extensions, patent term restorations, supplementary protection certificates, and any equivalents, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof.

1.30 “Phase III B Studies” shall mean clinical studies initiated during the regulatory assessment process for the Product as more particularly described in the Development Plan.

1.31 “Phase IV Studies” shall mean clinical studies initiated after the Product has been granted Marketing Authorization, and which are aimed at strengthening the clinical evidence for the Product to be used in the marketing of the Product in the Territory.

1.32 “Pricing Approval” shall mean any approval or authorization of any federal, state or local regulatory agency, department, bureau or other government entity, establishing a pricing scheme for Product in a State Territory.

1.33 “Product” shall mean Licensor’s formulated dosage form of the recombinant human parathyroid hormone (1-84) for administration by injection, as currently set out in IND Application No. 47,226 submitted to the U.S. FDA (as amended), as well as any Improvement(s) thereto.

1.34 “Product Trademarks” shall mean any trademarks, trade dress, logos, slogans, and designs, whether or not registered in the Territory, used to identify or promote the Product in the Territory, but excluding any Licensee Trademarks or Licensor Trademarks.

1.35 “Reimbursement” or “Reimbursement Approval” shall mean the official decision by the relevant reimbursing body in any State Territory establishing a reimbursement scheme to cover the costs related to the treatment of patients with the Product.

1.36 “SPC” shall mean in relation to any Product a Supplementary Protection Certificate for medicinal products and their equivalents provided under Council Regulation (EEC) No. 1768/92 of 18th June 1992 or analogous extensions of Patent protection in a country in the Territory.

1.37 “State Territory” shall mean the separate countries of the Territory.

1.38 “Term” has the meaning set forth in Section 19.1 of this Agreement.

1.39 “Territory” shall mean EU, European countries outside EU, CIS, and Turkey.

1.40 “Third Party” shall mean any natural or legal body other than Licensor, Licensee and their respective Affiliates.

1.41 “Unit of Product” shall mean one dual chambered carpule with lyophilized Product in one chamber and reconstitution liquid in the second chamber. Upon reconstitution, the carpule will contain fourteen (14) doses of Product at 100 micrograms per dose.

1.42 “Valid Claim” shall mean any claim of a Patent which has not (a) been held permanently unenforceable, unpatentable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is not appealable or is not appealed within the time allowed for an appeal, (b) been admitted to be invalid or unenforceable generally through reissue, disclaimer or otherwise, (c) expired or been canceled and/or (d) been intentionally abandoned.

2.	GRANTS

2.1 Licensed Technology. For and in consideration of the Technology Fee, the Royalty Payments and other good and valuable consideration, Licensor hereby grants to Licensee (i) the exclusive right and License under the Licensed Technology to market, sell, offer to sell, use, import and distribute, and/or sub-license with Licensor consent, not to be unreasonably withheld, the Product and the Device in accordance with the terms of this Agreement in the Territory, and (ii) the sole license to package and label Product and Devices in accordance with the terms of this Agreement and to carry out such clinical trials with respect to the Product as contemplated under the terms of this Agreement within the Territory, and to file MAAs and to amend any MAA in accordance with Section 7 within the Territory.

2.2 Right of Negotiation. Licensor grants to Licensee the right of negotiation with respect to any of Licensor’s pipeline products and or new products, which Licensor is offering for license or sale to non-affiliates in the Territory. Licensee shall be provided with the same data, documentation, and other information simultaneously as such information is being submitted to any Third Party.

2.3 Licensor Trademarks. Licensor hereby grants to the Licensee an exclusive and royalty free license to the Licensor Trademarks in the Territory under the terms of this Agreement in connection with marketing, sale, use, import and distribution, and/or sub-licensing with Licensor consent, which shall not be unreasonably withheld, of the Product and Device.

3.	THE PARTIES’ LEGAL RELATIONSHIP

The Parties hereto are independent contractors. Nothing contained herein will constitute either Party the agent of the other Party for any purpose whatsoever, or constitute the Parties as partners or joint venturers. Employees of each Party remain employees of said Party and will be considered at no time agents of or owing a fiduciary duty to the other Party. Neither Party hereto will have any implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party or to bind the other Party to any other contract, agreement or undertaking with any Third Party.

4.	MANAGEMENT OF COLLABORATION

4.1 Collaboration Team. Upon execution of this Agreement, the Parties will create a collaboration team (the “CT”) for the purpose of managing the projects, tasks and day-to-day issues, requiring the engagement of both Parties. The first meeting of the CT will occur within 4 weeks of signing this Agreement. Prior to the first meeting of the CT, each Party will designate an equal number of representatives, but no fewer than four (4) of its employees as its representatives on the CT. Each Party will designate at least one representative with expertise in the regulatory and Clinical Trials’ aspects of development of pharmaceutical products and one representative with expertise in marketing and one with expertise in operations. Each Party will appoint one of the representatives to the CT as such Party’s primary contact person for communication between the Parties relating to any aspects of this Agreement (each such representative, a “Collaboration Manager”). An alternate member designated by a Party may serve on the CT temporarily in the absence of a permanent member, and may replace such permanent member on a permanent basis, if necessary. Each Party will bear its own costs of participation in the CT. The CT may add additional non-voting members and form subcommittees as needed to address its varied responsibilities.

4.1.1 Functions and Powers of the CT. The CT will perform the following functions and generally be responsible for the day-to-day handling of projects and tasks that require the active participation of both Parties pursuant to this Agreement:

(a) make a Development Plan for the Product to be approved by the Steering Committee and to be updated semi-annually for the first two years of this Agreement and thereafter annually;

(b) co-ordinate and communicate between the Parties planned and ongoing projects and activities of relevance to the further development and commercialization of the Product in the Territory; and

(c) secure sufficient time and resource allocation by both Parties to carry out activities and projects as agreed in the Development Plan. The CT shall propose to the Steering Committee (cf. immediately below) issues needing review and comment by the Steering Committee.

(d) the CT shall also oversee the development and maintenance of the “Branding Framework” within which Licensee will conduct its sales and marketing campaign.

(e) the CT shall work together to adjust supply forecasts as needed, and consider alternative terms with current and new suppliers.

4.1.2 Limitations of CT Powers. The CT will have only such powers as are specifically delegated to it in this Agreement, and will have no power to amend this Agreement or waive a Party’s rights or obligations under this Agreement. Delegation of powers to the CT will not relieve either Party from its obligations under this Agreement.

4.1.3 CT Meetings. No business will be transacted at any meeting of the Steering Committee unless at least one member for each Party is present. The CT will hold meetings at such times and places as determined by the Collaboration Managers, but in no event will such meetings be held in person or by teleconference or video conference less frequently than: (a) once every month during the period commencing on the Effective Date and ending upon the first anniversary of receipt of MA for a Product in a State Territory; (b) after such period, as determined by the Collaboration Managers for the duration of the Term. The Collaboration Managers will establish an agenda for each such meeting and will designate representatives of the Parties who will have management responsibility for the issues on the agenda for such meeting.

4.1.4 Calling of CT Meetings. The Collaboration Managers shall be responsible for the calling of CT meetings as well as the drafting and issuance in due course of an agenda for such meetings. At each CT meeting the two Collaboration Managers shall decide upon which of them shall call the next ordinary CT meeting and be responsible for the agenda for such meeting. Each Party shall be entitled to call extraordinary CT meetings should such Party deem it necessary.

4.1.5 Moreover, the Collaboration Managers shall be responsible for informing the Steering Committee of material issues discussed by the CT, as well as recommending that the Steering Committee meet to discuss issues that may not be resolved by the CT. The location of such meetings shall alternate between a site appointed by Licensee and Licensor.

4.2 Steering Committee.

4.2.1 Steering Committee. The Parties will allocate to the Steering Committee overall power and responsibility within the existing and applicable framework of this Agreement to manage the overall strategic issues arising out of this Agreement where such issues require the engagement of both Parties. Prior to the first meeting of the Steering Committee, each Party will designate an equal number of representatives, no fewer than two (2) each of whom is a senior executive as its representatives on the Steering Committee. Each Party will bear its own costs of participation in the Steering Committee.

4.2.2 Functions and Powers of the Steering Committee. The Steering Committee will perform the following functions:

(a) Discuss and agree on overall strategic issues in order to optimize the commercialization of the Product and Improvements thereof, including the determination of useful and appropriate trials and studies in order to further develop the Product with the intention of increasing the sales’ potential and expanding the life cycle of Product and thereby secure the shared interests of the Parties under this Agreement;

(b) approve the Development Plan proposed by the CT; and

(c) serve as an appeal forum for disputes that the CT has proved unable to resolve.

4.2.3 Limitations of Steering Committee Powers. The Steering Committee will have no power to amend this Agreement or waive a Party’s rights or obligations under this Agreement. Delegation of powers to the Steering Committee will not relieve either Party from its obligations under this Agreement.

4.2.4 Steering Committee Actions. No business will be transacted at any meeting of the Steering Committee unless at least one member from each Party is present. Actions by the Steering Committee will be taken only with the unanimous approval of members of the Steering Committee. If the Steering Committee is unable to reach unanimity on any matter within fifteen (15) days of the first vote at which no unanimous decision was reached on such matter, then either Party may move that the Chief Executive Officers (or a member of the senior management designated by the Chief Executive Officer who is not a member of the Steering Committee) meet and seek to resolve the matter in good faith within fifteen (15) days of referral in accordance with Section 21 below. If such discussions should not result in a mutually acceptable resolution within fifteen (15) days of such meeting, then either Party may initiate Arbitration procedures pursuant to Section 21 below.

4.2.5 Steering Committee Meetings. The Steering Committee will hold meetings at such times and places as determined by the Steering Committee, but in no event will such meetings be held in person or by teleconference or video conference less frequently than: (a) once every quarter during the period commencing on the Effective Date and ending upon the first anniversary of receipt of MA for a Product in the Territory; (b) after such period, as determined by the Steering Committee for the duration of the Term. The first meeting of the Steering Committee will take place within sixty (60) days after the Effective Date. The Parties will alternate the preparation of the agenda for each such meeting and will designate representatives of the Parties who will have management responsibility for the issues on the agenda for such meeting. Licensee shall create the agenda for the first meeting of the Steering Committee.

5.	DEVELOPMENT

5.1 Development Plan.

5.1.1 Within four (4) weeks from the Effective Date, the CT shall meet to jointly draft a Development Plan to be submitted to, and approved by, the Steering Committee within three (3) months from the Effective Date. The first Development Plan shall cover the items listed in Schedule 5.1.1.

5.1.2 It is intended that in respect of the Development Plan:

(a) Licensee shall be responsible for obtaining approval of the Device for use in the EU (CE-labeling) pursuant to having received from Licensor by [*] all relevant documentation and data reasonably determined by the Parties to be required to obtain such approval.

(b) Licensor shall collate and deliver to Licensee as soon as practicable after the Effective Date all documentation and data necessary according to relevant regulatory guidelines and reasonably determined by the Parties to be relevant for Licensee to compile the Dossier for the Product that has been generated and on an ongoing basis provide Licensee with new documentation and data as soon as reasonably practicable once it has been generated; provided, however, all relevant documentation and data shall have been generated and delivered to Licensee no later than [*] in connection with the Dossier to be filed. Licensor shall use commercially reasonable efforts to include analyzed results from six (6) months of the open label extension (OLE) of Licensor’s Phase III clinical study referred to as the TOP study.

(c) Licensee shall use all reasonable endeavors to compile the Dossier for submission of an application for MA with EMEA before the end of [*], provided that Licensor meets the timelines in Sections 5.1.2(a) and (b) above;

(d) Licensor shall be responsible for performing such part of the Phase III B Studies as is physically taking place outside the Territory and as is more specifically described in the Development Plan; and

(e) Licensee shall be responsible for performing such part of the Phase III B Studies as is physically taking place in the Territory and is intended for the Territory and is more specifically described in the Development Plan.

5.1.3 Licensor’s Obligations

(a) Licensor shall collate and deliver to Licensee all scientific documentation and Product data necessary for the compilation of a Dossier sufficient for obtaining a Marketing Authorization for the Product and necessary in connection with any application for the initiation of clinical trials in respect of the Product with the regulatory authorities; and

(b) In respect of all clinical trials and Product data effected or created by Licensor pursuant to the Development Plan, Licensor undertakes that the same will be performed in a competent and professional manner, consistent with the current state of clinical research and good clinical practices acceptable to the EMEA and in particular in strict accordance with:

(i) all applicable statutes, rules and regulations including, the Declaration of Helsinki; and

(ii) any protocol for a clinical trial for the Product; and

(iii) the requirements of any applicable independent ethics committee that has participated in a clinical trial with the Product; and

(iv) such other procedures required to satisfy standards or requirements of the EMEA and/or any other regulatory authority as may be specified in the relevant Development Plan.

(c) Licensor shall pay [*] percent ([*]%) of the Phase III B Studies’ costs described in the Development Plan; provided, however that if the Phase III B costs described in the Development Plan in total exceed €[*]Licensor shall pay any and all costs in excess of such total amount.

(d) Licensor shall timely perform or procure the performance of the Core Studies.

(e) Licensor shall notify Licensee from time to time of all requirements applicable outside the Territory in connection with the conduct of clinical trials in so far as Licensor may require Licensee to comply with such requirements in the conduct of the clinical trials to be performed by Licensee and Licensee shall not be liable under this Agreement in the event that it shall fail to comply with any requirements of any regulatory authority outside the Territory, save and to the extent that such requirements shall have been notified by Licensor to Licensee in connection with the performance by Licensee of the clinical trials and are reasonably able to be implemented by Licensee.

(f) Licensor shall supply Licensee with Licensee’s and its sublicensees’ and subdistributors’ requirements of Product and Devices necessary for use in the Nycomed Clinical Trials, in accordance with the terms of the Supply Agreement as generally described in Schedule 12 – Key Commercial Terms for Supply of Product. The cost for such supplies shall be applied against Licensee’s commitment to fund Phase III B and Phase IV Studies set forth in Section 5.1.4(c) and 5.1.4(d) hereof.

(g) Throughout the Term Licensor shall from time to time seek to develop and invent Improvements of not only the Product but also the Device and keep Licensee informed about such endeavors and the results thereof by submitting to Licensee any and all relevant details and data related thereto. Should Licensor develop or invent a new drug delivery device for the Product at any particular time during the Term, Licensee shall have no obligation to switch to such new device. Should the Parties agree to introduce a new device. Licensee shall be allowed to purchase its requirements of the new device for a purchase price equal to Licensor’s Actual True Cost of Goods for the new device.

5.1.4 Licensee’s Obligations

(a) Licensee shall timely perform or procure the performance of the Nycomed Clinical Trials;

(b) Licensee shall provide copies of all Product data established by Licensee to Licensor or as Licensor may direct as soon as such Product data is generated or comes into the control of Licensee during the Term and as further specified in the Development Plan;

(c) Licensee shall pay [*] percent ([*]%) of the Phase III B Studies’ costs up to a maximum payment amount of €[*];

(d) As more particularly described in the Development Plan, Licensee shall carry out and pay all costs for the Phase IV Studies designed to support marketing of the Product in the Territory and commit €[*]for that purpose during the first five years from launch of the Product;

(e) Licensee shall, within thirty (30) days from the end of each calendar quarter, submit to Licensor a report detailing on a State Territory by State Territory basis the number of patients enrolled as well as the related external costs incurred in the conduct of the Phase III B Studies and Phase IV Studies;

(f) In respect of all Clinical Trials and Product data effected or created by Licensee pursuant to the Development Plan, Licensee undertakes that the same will be performed in a competent and professional manner, consistent with the current state of clinical research and good clinical practices acceptable to the EMEA and in particular in strict accordance with:

(i) all applicable statutes, rules and regulations including, the Declaration of Helsinki; and

(ii) any protocol for a clinical trial; and

(iii) the requirements of any applicable independent ethics committee; and

(iv) such other procedures required to satisfy standards or requirements of the EMEA and/or any other regulatory authority as may be specified in the relevant Development Plan; and

(g) For any clinical trial with the Product planned and/or sponsored by the Licensee, the trial protocol shall be subject to final approval by Licensor and Licensor shall not unreasonably withhold such approval; and

(h) It should be noted that for purposes of calculating costs with respect to Phase IIIB Studies and Phase IV Studies, Licensee’s internal system for calculating its internal development costs shall be applied, and Licensee shall use reasonable efforts to maintain transparency and facilitate Licensor’s understanding of such calculations. Licensor shall have auditing rights pursuant to Section 15.12.

5.1.5 If a Party presents to the other Party a project to conduct Clinical Trials that are not within the Core Studies or the Phase III B or Phase IV clinical trials contemplated by the Development Plan the Parties shall work together through the CT to assess the merits of the project and conclude whether there is a joint interest in carrying out the project. Should the CT decide to conduct the proposed project, the CT shall develop a project plan to be considered by the Steering Committee. The split of cost for such development project shall be seventy-five percent (75%) for Licensor and twenty-five percent (25%) (Basic Split) for Licensee unless either Party can reasonably demonstrate, e.g., through independent market research, that a different split is called for. If the Parties fail to agree on a joint development plan for such development project, or if one Party does not wish to pursue such plan, the Party proposing the project or the Party wishing to proceed as the case may be, shall be free to carry out the project on its own, subject to the approval procedure for clinical trial protocols set forth in Section 5.1.4(g) and shall bear all costs related thereto. After completion of such project carried out by one Party (Active Party), the other Party (Passive Party) shall be offered the rights to utilize the results from the project in such party’s Territory by reimbursing the Active Party an amount equal to what the Passive Party’s share of development cost would have been had it participated according to the Basic Split plus interest on such amount equal to an annual compound rate of twenty-five percent (25%) of such amount beginning on the date the Active Party began incurring costs for such project up to the date of payment. The Passive Party shall have no other rights to such results.

6.	MARKETING AUTHORIZATIONS

6.1 EMEA Filing. As soon as practicable after the Effective Date and no later than [*], Licensor shall have collated and delivered to Licensee all Product data that may be needed for the compilation of a Dossier on which basis an MA in the EMEA will be sought for the Product in the Territory. As soon as practicable after signing and after having received all relevant documentation and data pursuant to Section 5.1.2, Licensee shall seek approval for the Device with the relevant EU authorities (CE-labeling). If the Parties determine that the Product data is appropriate for such Dossier, Licensee shall, as soon as reasonably practicable, compile and submit a Dossier for the Product with the EMEA under the Centralized Procedure and shall use all reasonable endeavors to obtain Marketing Authorization for the Product in the EU. Licensor shall be afforded reasonable opportunities to review and provide comment on the Dossier to be filed with EMEA provided this does not unreasonably delay Licensee’s filing of the Dossier with EMEA. Among other items, the parties shall work together to determine the specific label to be affixed to the Product container to assure global consistency. It is expressly understood and agreed that Licensor will not unreasonably withhold any consent in any forum, including the CT, and will exercise good business judgment in commenting on the Product’s Dossier. Moreover, Licensee shall endeavor to include Licensor at any meetings with representatives of EMEA, if the Parties determine through the CT that participation of Licensor would be beneficial to the process of obtaining marketing authorization for the Product in any jurisdiction. Licensor agrees to use best commercial efforts to participate in any meeting with representatives of EMEA if such participation is determined by the CT to be desired.

6.2 Other MA Filings. Subject to Section 6.3 Licensee shall, as soon as reasonably practicable after filing of the Dossier with the EMEA under Section 6.1, file a Dossier for the Product in Norway, Switzerland and CIS and shall thereafter use reasonable endeavors to obtain Marketing Authorizations for the Product in these countries. Licensee shall promptly, and in any event upon Licensor’s written request, furnish to Licensor, a copy of each Dossier as submitted to the relevant regulatory authorities in each State Territory.

6.3 Countries outside EU. In respect of those countries outside the EU, Norway, Switzerland and Russia, if Licensee reasonably concludes that the commercial value of the Product in any such countries does not justify the cost of registration and launch of the Product in such countries, Licensee shall be under no obligation to develop or commercialize the Product in those State Territories. In such event Licensor shall be entitled to enforce the “march-in” rights described in Section 7.2.2 below.

6.4 Ownership of Dossier. The Dossiers shall within the limits of the Territory be the sole property of Licensee, and Licensor agrees to assign to Licensee any rights in or to any amendments or modifications to, or translations of, the Dossiers which it may effect or which may be effected on its behalf, in connection with its use of the Dossiers in the Territory under the terms of this Agreement. Product data and other Licensor contributions to the Dossier shall, outside the Territory, be and remain the property of Licensor subject to the licenses granted herein.

6.5 Data Exclusivity. Each of Licensee and Licensor shall use all reasonable endeavors to procure and maintain the maximum period of data exclusivity in each part of the Territory in respect of Dossiers filed by or on behalf of Licensee, in connection with any application for or the maintenance of any Marketing Authorizations for the Product in the Territory.

6.6 Ownership and Maintenance of Marketing Authorizations. Licensee shall be the Marketing Authorization holder in respect of the Product in each part of the Territory and shall be the main contact with respect to the regulatory authorities. Licensee shall maintain the Marketing Authorizations at its cost in the Territory for the Term; provided, however it shall be Licensor’s responsibility to provide any data and technical and scientific assistance at its own cost to maintain Marketing Authorizations for the Product in the Territory. Further, Licensee shall not amend the Product label without prior consultation and consent from Licensor, which consent shall not be unreasonably withheld.

6.7 Meetings and Correspondence and Authorities’ Approach.

6.7.1 To the extent either Party receives any written or oral communications relating to the Product from any regulatory authority in the Territory,

such Party will promptly inform the other Party thereof (by providing a copy of any written communication or a written account of any oral communication), but in no event later than five (5) business days after receipt of such communication.

6.7.2 Each Party will promptly notify the other Party and provide such other Party with a copy of any correspondence or other reports or complaints submitted to or received by the first Party from any regulatory authority in the Territory or from any other Third Party claiming that any Product promotional materials are inconsistent with the Product’s labeling or are otherwise in violation of applicable law or regulation. Licensor shall in any event without any delay prepare and provide Licensee with the appropriate draft response to any such regulatory authority which may have directed questions, requests, or comments to the Licensee concerning Product within the Territory. In addition, Licensor shall without any delay submit to Licensee any and all documents and/or Product data with relevance in respect of such approach by the regulatory authorities.

6.7.3 Each Party will provide the other Party with a copy of any documents or reports filed with any regulatory authority in the Territory during the Term with respect to the Product.

6.8 Pricing and Reimbursement Approval. Licensee shall use commercially reasonable effort to obtain commercially viable Pricing Approvals from the appropriate regulatory agencies within the Territory that require Pricing Approvals, and, if required by regulatory authorities, to obtain Reimbursement Approval for each country in the Territory.

6.9 Adverse Events Reporting. Licensee shall establish drug safety reporting procedures within the Territory, as are ordinarily implemented for human pharmaceutical products such as the Product, for the specific purpose of receiving drug safety and adverse events reports. Subsequent to execution of this Agreement, but no later than six (6) months before commercial launch of Product in the Territory, the Parties will enter into a Pharmacovigilance Agreement describing the procedures to be established and detailing the responsibilities of each Party with respect to such procedures.

6.10 Right of Reference. Subject to the terms and conditions set forth in this Agreement, Licensor hereby grants to Licensee a fully paid, exclusive right and license to reference any Marketing Authorizations Controlled by Licensor for Product outside the Territory for the purpose of obtaining Marketing Authorization of the Product in one or more countries in the Territory.

7.	COMMERCIALIZATION

7.1 Principles of Commercialization. Licensee will be solely responsible for the commercialization of the Product in the State Territories during the Term as set forth in the applicable Marketing Plan. Licensee will bear all expenses incurred in connection with the preparation and execution of the Marketing Plan.

7.2 Marketing Plan.

7.2.1 Licensee will commercialize the Product in the Territory pursuant to an annually updated marketing plan (“Marketing Plan”). In consultation with Licensor, Licensee will prepare the Marketing Plan according to Licensee’s marketing planning process and will include at a minimum in each Marketing Plan, medical education and communication, publications, congress and symposia, patient education, life cycle management, brand strategy, pan-EU brand positioning, key messages, Phase IV program, public relations, sales and distribution strategies. Each Marketing Plan will identify commercial milestones and describe the Product’s positioning and specify the target physician and patient populations and distribution channels to which Licensee will devote its promotional efforts, the personnel and other resources by or on behalf of Licensee as well as market and sales forecasts for the Product in the Territory.

7.2.2 The initial Marketing Plan for the Product will be prepared by Licensee and shared with Licensor in accordance with its procedures and in due time before commercial launch of such Product. A preliminary Marketing Plan will be prepared no later than twelve (12) months prior to the expected date of launch of the Product in the Territory. The preliminary Marketing Plan will include pre-launch and initial launch marketing activities. Should Licensee, to an unreasonable extent, delay or postpone the launch of the Product in any of the five Major Markets for reasons not beyond Licensee’s control, Licensor shall be entitled but not obliged to “march-in” to ensure the launch of the Product in any such country, and Licensee’s rights with respect to any such countries may be terminated.

7.2.3 Licensee will submit the final draft of the initial and updated Marketing Plan to the Licensor for review and comment. The Licensor will have twenty (20) working days to provide comments on such draft to Licensee, and Licensee will reasonably consider and address such comments prior to finalization and implementation of such plan.

7.2.4 Branding Framework. Licensor shall review the Marketing Plan with a view to optimize the value of the Product and maintain brand consistency for the Product in the Territory that is not in conflict with Licensor’s global commercialization strategy. Together with the Marketing Plan, Licensee shall submit to Licensor a plan for the branding framework outlining which branding concepts, positioning statements and efficacy/safety claims that Licensee intends to use during the coming year. After discussions have taken place in the CT and after Licensor’s approval, which approval shall not be unreasonably withheld, of the branding framework, the Licensee shall be free to adapt the global marketing guidance to address regional needs and develop and use promotional and marketing materials within such framework. For promotion and marketing material outside the Branding Framework, drafts thereof shall be sent to Licensor for consent. Should Licensor not revert to Licensee with an indication of consenting or not within ten (10) business days, Licensor’s consent shall be deemed given. Licensor shall have the right, but not the obligation, to exercise the option to review, upon delivery of prior written notice, all promotional material prior to use within the Territory. If the option is exercised, such review shall not take longer than five (5) business days after receipt of the promotional material, which shall be accompanied by an English translation prepared by Licensee.

7.3 Diligence.

7.3.1 General Diligence Obligations. Licensee will use commercially reasonable efforts to perform the activities set forth under each Marketing Plan. Licensee will promote, market, sell and distribute the Product in the Territory by applying efforts and resources as reasonably required to capture the commercial potential of the Product throughout the Territory and at least equal to the efforts and resources normally used by a similarly situated pharmaceutical company for a product owned by it which has a similar market potential and is at a similar stage in its product life cycle as the Product. All efforts of Licensee’s Affiliates, sub-licensees or distributors will be considered efforts of Licensee for the purpose of determining Licensee’s compliance with its obligations under this Section 7.3.1.

7.3.2 Minimum Launch Diligence Obligations. Licensee will launch the Product in each country in the Nycomed Territory, as defined below, as soon as reasonably possible after receipt of Marketing Authorization, Pricing and Reimbursement Approval, for the Product in such country, but in no event later than four (4) months after such receipt; provided, however, that such 4-month period will be tolled during such time as commercial supply of such Product is not available to Licensee and such lack of availability is not due to any act or omission by Licensee.

7.3.3 Licensee undertakes to launch the Product through its own sales and marketing organization in Germany, UK, France, Italy, Spain, Greece, Austria, Switzerland, Belgium, Netherlands, Sweden, Norway, Denmark, Finland, Estonia, Latvia, Lithuania, Poland and CIS (“the Nycomed Territory”) and to establish and maintain the necessary personnel to perform sales and marketing activities towards relevant target groups of hospital and office based specialists. Schedule 7.3.2 contains a description of Licensee’s initial sales and marketing personnel commitment to the Territory during the first five years from launch. Such allocation shall be fully in place twelve (12) months from launch and shall not be decreased by more than thirty-five percent (35%) in a State Territory or more than twenty-five percent (25%) overall Territory without prior consultation and approval by Licensor.

7.3.4 Licensee further undertakes to seek sub-licensees or distributors to reasonably capture the commercial potential of the Product in the Territory outside the Nycomed Territory and actively supervise and support such sub-licensees or distributors to comply with Licensee’s Diligence obligations.

7.3.5 Diligence Limitations. If Licensee determines that launching the Product in a State Territory would not be commercially viable or would substantially limit the commercial potential of the Product in other State Territories, then Licensee will provide Licensor with written notice of such determination and with copies of or access to all evidence considered by Licensee in making such determination. Such evidence will be updated annually on request by Licensor for as long as Licensee does not launch Product in any State Territory.

7.3.6 Licensee Diligence Concerning Shipment of Product Outside the Territory. Licensee may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Territory. If Licensee receives any order from a prospective purchaser located outside the Territory, Licensee shall immediately refer that order to Licensor. Licensee shall not accept any such orders. Notwithstanding anything in this

Section 7.3.6 to the contrary, if Licensee receives an unsolicited order for Product from a prospective purchaser located outside the Territory, and such purchaser is committed to resell the Product back into the Territory, then Licensee may accept such order.

7.4 Licensor Trademarks. Licensee shall have the right to use the Licensor Trademarks on an exclusive basis in the Territory during the term of this Agreement solely for display, advertising, labeling and packaging purposes in connection with marketing, selling and distributing Product and Devices in accordance with this Agreement. Licensee shall not at any time do or permit any act to be done which may in any way impair the rights of Licensor in the Licensor Trademarks. Licensor shall at all times retain sole and exclusive ownership of the Licensor Trademarks.

8.	INTELLECTUAL PROPERTY

8.1 Ownership of Intellectual Property. Licensor shall retain all of its rights, title and interest in and to Licensed Technology, subject to the licenses granted in this Agreement. Other than as provided above, Licensee has no right, title or interest in any Licensed Technology relating to the Product and shall not sell or distribute the Product otherwise than in accordance with the terms of this Agreement. Licensor will perform a risk analysis for the Major Markets, reasonable in scope and cost, with respect to those Licensor Patents and Third Party Patents reasonably agreed to by the Parties in relation to the Product.

8.2 Ownership of Improvements and Clinical Trial Data. All Improvements and, with respect to Nycomed Clinical Trials, Core Studies and other work to be carried out under this Agreement, including the Development Plan, data generated from such activities shall be owned by Licensor and ownership is hereby assigned to Licensor, subject to the licenses granted under Section 2 of this Agreement. Improvements and data arising from Clinical Trials arising under Section 5.1.5, which are not co-funded, shall be owned by the party assuming total responsibility for such Clinical Trial.

8.3 Prosecution and Maintenance of Licensor Patents. Licensor shall remain responsible, at its sole cost and expense, for patent prosecution and maintenance of Licensor Patents and shall bear all expenses associated therewith, including, without limitation, prosecution, renewal and other fees necessary to maintain the Licensor Patents in full force and effect until the earlier of their expiration or the termination or expiration of this Agreement. If, during the Term of the Agreement, Licensor intends to allow any Licensor Patent in the Territory to lapse or become abandoned, Licensor shall notify Licensee, promptly and in writing, of such intention, whereupon the parties shall discuss in good faith and in a timely fashion whether or not Licensee may assume further responsibility for the prosecution, maintenance, and defense of such Licensor Patents. Notwithstanding the foregoing, it is expressly understood and agreed that Licensor may not allow any Licensor Patent to lapse or become abandoned that would be necessary and/or advantageous for Licensee to fulfill its obligations under the Agreement.

8.4 Prosecution and Maintenance of Licensor Trademarks.

8.4.1 Licensee shall, with the support from Licensor, investigate the use of PREOS as a tradename for the Product in the Territory. Licensor shall use commercially reasonable efforts to file the necessary applications for the purpose of securing the rights to utilize the PREOS trademark in the Territory. Licensor shall be responsible for prosecution, maintenance and defense of all registrations of the Licensor Trademarks and will be responsible for the payment of any costs relating to filing, prosecution, maintenance and defense of the Licensor Trademarks in the Territory as provided below.

8.4.2 Licensee will have the right to select other Product Trademarks for use on or in connection with the Product and Device, subject to Licensor’s prior approval, which approval shall not be unreasonably withheld. Licensee will be the sole owner of the Product Trademarks. Licensee will be responsible for the filing, prosecution, maintenance and defense of all registrations of the Product Trademarks, including any costs pursuant thereto.

8.5 Third Party Patent Infringement.

8.5.1 Potential Infringement. In the event either Licensor or Licensee learns of any Third Party Patents which may cover the distribution, marketing or sale of Product or Device in the Territory, as carried out by Licensee in accordance with its rights under this Agreement, such Party will notify the other. The Parties agree to confer in good faith regarding such potential infringement risk and to explore reasonable alternatives for avoiding such risk.

8.5.2 Defense by Licensor. If a Third Party files a claim, suit or action against Licensee claiming that a Patent or other intellectual property right owned by it is infringed or misappropriated by the distribution, marketing or sale or even manufacture, as the case may be, of Product or Device in the Territory, and such claim, suit or action arises out of Licensee’s permissible exercise of its rights under this Agreement, the Parties shall confer in good faith regarding such alleged infringement or misappropriation. Licensor shall be obligated, at its own costs, to defend any such claims, suits or actions. Licensee will assist in the defense of any such claim, suit or action as reasonably requested by Licensor. Licensor shall not settle any such claim, suit or action if such settlement would impose on Licensee the obligation to pay any damages (including royalties under a license) without the prior express written consent of Licensee, which shall not be unreasonably withheld or delayed.

8.6 Infringement of Licensor Technology.

8.6.1 Notice of Infringement. In the event Licensor or Licensee becomes aware of any actual or threatened infringement or misappropriation of any Licensor Technology licensed hereunder in the Territory, the Party first having knowledge of such infringement shall promptly notify the other, and the Parties shall thereupon consult together as to the action to be taken.

8.6.2 Prosecution by Licensor. Licensor may, but shall not be obligated to commence an infringement action against any person or entity infringing, including infringement or misappropriating the Licensed Technology directly or contributorily. Licensee shall cooperate with Licensor as reasonably requested. The costs of such enforcement shall be shared equally between the parties. If Licensee so desires, it may retain counsel and experts of its own choosing; provided, however, that this shall not relieve Licensee from its obligations to share the costs incurred by Licensor as provided above. Any and all amounts recovered with respect to such an action shall be applied first to reimburse the Parties for their out-of-pocket expenses (including reasonable attorneys’ fees) in prosecuting such infringement or misappropriation. The remainder shall be deemed Net Sales under this Agreement and be treated accordingly.

8.6.3 Prosecution by Licensee. In the event Licensor is unable to or elects not to commence action against the person or entity responsible for the alleged infringement or misappropriation within ninety (90) days of the date of Licensor’s becoming aware of such infringement, then Licensee may, but shall not be required to, prosecute the alleged infringement or threatened infringement. In such event, Licensee shall act in its own name and at its own expense. Expenses incurred by Licensee may be offset against Net Sales. Licensor shall cooperate with Licensee as reasonably requested including being named as a Party if necessary, at Licensee’s expense. If Licensor so desires, it may actively participate in such action at a later date, at its own expense. Any amounts recovered with respect to such an action shall be applied first to reimburse the Parties for their out-of-pocket expenses (including reasonable attorneys’ fees in the prosecution of such infringement. The remainder shall be deemed Net Sales under this Agreement and be treated accordingly, to the extent Licensee has not already offset Net Sales by its expenses.

8.6.4 If a Party elects not to bear an equal share of the costs of such an action, such party may opt out of such costs by providing the other Party with adequate notice, which shall be given before initiation of the trial, of its intention not to participate in the costs of the enforcement action. In such event, the Party opting out of the enforcement costs will continue to cooperate with the enforcing Party at the enforcing Party’s expense, and the enforcing Party will retain the full amount of any damage awards resulting from such enforcement action.

8.7 Third Party Trademark Infringement.

8.7.1 Prosecution by Licensor. Licensor shall be primarily responsible for any legal proceedings against any infringement of the Licensor Trademarks. Licensee shall cooperate with Licensor as reasonably requested. The costs of such proceedings shall be borne by Licensor. In the event Licensor shall not be willing to take legal proceedings against any infringer, Licensee may take such proceedings, and in such case any damages recovered shall belong to Licensee. Expenses incurred by Licensee in such action may be offset against Net Sales.

8.7.2 Infringement by Licensee. The Licensor shall indemnify and hold the Licensee harmless from any claims and liability from a Third Party arising out of the Licensee’s infringement of a Third Party’s trademark rights in the Territory by exercising its rights to the Licensor Trademarks under this Agreement.

9.	REPRESENTATIONS AND WARRANTIES

9.1 Mutual Representations and Warranties. Each of the Parties hereby represents and warrants to the other Party that:

9.1.1 such Party is a corporation duly organized, validly existing and in good standing under the laws of the state and/or country, as the case may be, in which it is incorporated;

9.1.2 this Agreement is a legal and valid obligation binding upon such Party and enforceable against such Party in accordance with its terms;

9.1.3 the execution, delivery and performance of this Agreement by such Party does not conflict with any articles of incorporation, by-laws, agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound;

9.1.4 to the best of such Party’s knowledge, the execution, delivery and performance of this Agreement by such Party does not violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over such Party;

9.1.5 such Party has the full power and authority to enter into this Agreement and to carry out the obligations contemplated hereby;

9.1.6 such Party has not granted, and during the Term will not grant any rights to any Third Party relating to its respective Patents and Know-How which would conflict with the rights granted or obligated to be granted;

9.1.7 to the best of such Party’s knowledge, neither it, nor will it engage services of employees, officers, subcontractors or consultants to perform any part of the Development Plan that (i) have been debarred or convicted of a crime for which an entity or person could be debarred under 21 U.S.C. Section 335a, or (ii) is under indictment for a crime for which a person or entity could be debarred under 21 U.S.C. Section 335a; and

9.1.8 such Party has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement.

9.2 Licensor’s Additional Representations and Warranties. Licensor hereby represents and warrants to Licensee that:

9.2.1 as of and from the Effective Date to the best of Licensor’s knowledge, which is understood to mean that Licensor has diligently examined whether it or Licensee under this Agreement may enjoy the rights and fulfill the obligations under this Agreement, neither the Product or Device nor the manufacture, use or sale of the Product or Device in the Territory infringes the intellectual property rights of any Third Party or constitutes a misappropriation of the trade secrets or other intellectual property rights of any Third Party in the Territory.

9.2.2 to the best of its knowledge, Licensor is not aware of any Third Party infringing or misappropriating any of the Licensed Technology as it may relate to the subject matter of this Agreement.

9.2.3 Licensor has obtained the assignment of all interests and all rights of any and all Third Parties (including, but not limited to employees) necessary to grant the Licenses herein with respect to any Licensed Technology.

9.2.4 as of the Effective Date, Licensor has not, within the Territory, been served with notice of any interference action or litigation with respect to any Licensed Technology nor has Licensor received any written communication which expressly threatens interference actions or other litigation before any patent and trademark office, court, or any other governmental entity within the Territory in regard to any such Licensed Technology.

9.2.5 Licensor owns or Controls all rights related to the Product and Device and is entitled to grant to Licensee the rights set forth in this Agreement; and

9.2.6 Licensor has executed any and all supply agreements with respect to the Product and the Device necessary to fulfill its obligations under the Agreement as of the Effective Date, or will have executed such supply agreements in a timely manner and thereby not cause any delay or failure of Licensee to perform under the Agreement.

10.	INDEMNIFICATION

10.1 Indemnification by Licensee. Licensee shall indemnify, defend and hold harmless Licensor and its directors, officers, employees, agents and Affiliates from and against any liabilities, damages, fees, costs or expenses, including reasonable attorneys’ fees (collectively, “Losses”), which arise out of, relate to or result from the breach by Licensee of any of its representations, warranties or obligations contained within this Agreement. Notwithstanding the foregoing, Licensee shall not indemnify Licensor for any Losses to the extent that Licensee is entitled to seek indemnification from Licensor for such Losses under Section 10.2 of this Agreement.

10.2 Indemnification by Licensor. Licensor shall indemnify, defend and hold harmless Licensee and its directors, officers, employees, agents, Affiliates and sub-licensees from and against any Losses which arise out of, relate to or result from: (a) the breach by Licensor of any of its representations, warranties or obligations contained within this Agreement; or (b) any claim, lawsuit or other action by a Third Party arising from or relating to the Product or any use thereof, including but not limited to any claim or obligation, whether pursuant to a settlement or not, to pay royalties, which term shall be broadly defined to include any payments made in connection with any license required during the Term of this Agreement from a Third Party, to a Third Party in order for Licensee to enjoy the rights and fulfill its obligations under this Agreement. Notwithstanding the foregoing, Licensor will not indemnify Licensee for any Losses to the extent that Licensor is entitled to seek indemnification from Licensee for such Losses under Section 10.1 of this Agreement.

10.3 Indemnification Procedures. A Party that intends to claim indemnification under Section 10.1 or 10.2 of this Agreement (the “Indemnitee”) will promptly notify the other Party (the “Indemnitor”) in writing of any claim, lawsuit or other action in respect of which the Indemnitee or any of its directors, officers, employees, and/or Affiliates intend to claim such indemnification within a reasonable period of time after the assertion of such claim; provided, however, that the failure to provide written notice of such claim within a reasonable period of time will not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor is prejudiced by such failure to provide prompt notice. The Indemnitor will have the right to assume the complete control of the defense, compromise or settlement of any such claim with the prior written consent of such Indemnitee, such consent not to be unreasonably withheld; provided, however, that Indemnitee will have the right to withhold such consent in its sole discretion if such defense, compromise or settlement includes any admission of wrongdoing on the part of Indemnitee, or limits the scope of any claims in or enforceability of any Patents owned by or licensed to the Indemnitee. The Indemnitor may at its own expense, employ legal counsel to defend the claim at issue. At any time after Indemnitor has assumed defense of a claim, the Indemnitor may exercise, on behalf of the Indemnitee, any rights which may mitigate the extent or amount of such claim; provided, however, the Indemnitee:

10.3.1 may, in its sole discretion and at its own expense, employ legal counsel to represent it (in addition to the legal counsel employed by the Indemnitor) in any such matter, and in such event legal counsel selected by the Indemnitee will be required to confer and cooperate with such counsel of the Indemnitor in such defense, compromise or settlement for the purpose of informing and sharing information with the Indemnitor;

10.3.2 will, at its own expense, make available to Indemnitor those employees, officers and directors of Indemnitee whose assistance, testimony or presence is necessary, useful or appropriate, to assist the Indemnitor in evaluating and in defending any such claim; provided, however, that any such access will be conducted in such a manner as not to interfere unreasonably with the operations of the businesses of Indemnitee; and

10.3.3 will otherwise fully cooperate with the Indemnitor and its legal counsel in the investigation and defense of such claim. The rights and remedies provided pursuant to this Section 10 are the sole and exclusive remedies of the Parties hereto with respect to Losses.

EXCEPT FOR ANY BREACH OF REPRESENTATION PURSUANT TO SECTION 9, AND EXCEPT FOR LICENSOR’S OBLIGATION TO INDEMNIFY DESCRIBED IN SECTION 10.2(b) ABOVE, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, ANY CLAIM FOR DAMAGES BASED UPON LOST PROFITS,

11.	INSURANCE

Each Party will maintain commercially reasonable insurance coverage commensurate with its obligations under this Agreement. Such commercially reasonable insurance coverage will include comprehensive general liability insurance coverage, including product liability, with a minimum limit of not less than USD $[*].

12.	SUPPLY

12.1 Licensor shall use its best reasonable efforts to supply Licensee with its requirements of Product and Devices for use in Nycomed Clinical Trials and for commercial uses. Such Product and Devices shall meet the specifications provided for in the Supply Agreement and a Quality Assurance Agreement to be executed by each of the parties hereto promptly following execution of this Agreement.

12.2 Licensor shall provide certificates of analysis for each lot of Product delivered to Licensee sufficient to demonstrate that such lot was tested and released prior to delivery. Licensor shall also supply Licensee with such other documentation as reasonably requested by Licensee to allow Licensee to release Product without additional analysis. Full batch documentation, including batch production records and manufacturing and analytical records, shall be available for review by Licensee. The key commercial terms of such Supply Agreement shall be included in Schedule 12 hereto.

13.	EXCHANGE OF INFORMATION CONCERNING PRODUCT

As further detailed in Section 5 above the Parties agree to fully disclose to each other without undue delay any relevant information relating to the Product and/or the registration file (for example, clinical data sets and health economy information) including but not limited to data generated in clinical trials, information relating to contacts with regulatory authorities and other information relevant for processes of obtaining Approval of the Product in the Territory and elsewhere and for the purpose of monitoring of the Product.

14.	MEDICAL EVENTS

14.1 Adverse Event Reporting. Adverse Event Reporting is detailed in Section 6.9 above.

14.2 Product Recalls. In case of severe side effects, recalls of the Product ordered by a relevant public authority or other unexpected medical events related to the medical safety and quality of the Product, Licensor shall at its sole discretion, have the right to discontinue the supply of the Product and Licensee agrees to take any reasonable action necessary – as decided by Licensor after due consultation with the regulatory authorities in the relevant State Territory – to eliminate or mitigate the consequences of such event. Such action may include but shall not be limited to the discontinuation of the distribution of the Product. Moreover, any such events shall entitle Licensee at its sole discretion to discontinue the distribution, marketing and sale of Product in the Territory. This Section is not intended to limit any rights and remedies on the part of Licensee provided by this Agreement and/or applicable law.

15.	PAYMENTS

15.1 Technology Fee. In consideration of the rights granted by Licensor to Licensee in Section 2.1 of this Agreement, Licensee agrees to pay to Licensor the Technology Fee as follows:

15.1.1 €[*] upon submission of an MAA to EMEA by Nycomed; provided, that Licensor has provided Licensee with any and all Product data and documentation pursuant to Sections 5.1.2(a) and 5.1.2(b). [*].

15.1.2 € [*]upon receipt of MA from EMEA. In the event that EMEA should require additional documentation, Licensor shall be obliged to provide such additional documentation without any delay. [*].

15.1.3 € [*] upon receipt of approval for reimbursement in Germany, United Kingdom, France, Italy and Spain. Such amount to be paid on a pro rata basis as reimbursement approval is obtained in each of the listed countries, in accordance with Schedule 15.1.3.

15.1.4 €[*] upon reaching cumulative Net Sales of €[*] of Product in the Territory.

15.1.5 The technology fees will be recognized as revenue by Licensor when received, to the extent permitted by generally accepted accounting principles as an off set against expenses incurred and services rendered to date by Licensor in the development of the Product in the Territory, including clinical, regulatory and premarketing expenses.

15.2 Royalties on Net Sales of Product. In further consideration of the licenses granted by Licensor to Licensee under Section 2.1, Licensee shall pay Licensor a royalty based on annual Net Sales of Product by Licensee, its Affiliates, distributors, subdistributors and sublicensees, during each calendar year as follows:

15.2.1 [*] percent ([*]%) of Net Sales for that portion of Net Sales of Product in such calendar year that is less than €[*];

15.2.2 [*] percent ([*]%) of Net Sales for that portion of Net Sales of Product in such calendar year that equals or exceeds €[*] but is less than or equals €[*]; and

15.2.3 [*] percent ([*]%) of Net Sales for that portion of Net Sales of Product in such calendar year that exceeds €[*].

15.3 Contract work performed by Licensee. To the extent the Parties agree that Licensee will perform contractual work, such as clinical trial services, which otherwise would be the responsibility of Licensor under this Agreement, reasonable terms of any such work shall be discussed in good faith and be agreed upon prior to Licensee being obligated to perform any such contractual work.

15.4 Product Purchase Price. The purchase price payable by Licensee for one Unit of Product for both commercial (including samples) and clinical trial use, for Product ordered during the period beginning the Effective Date and ending twelve (12) months from first commercial sale of Product in the Territory, shall be €[*] per Unit of Product. The purchase price for each Unit of Product ordered during the next twenty-four (24) months shall be €[*] per Unit of Product. The purchase price per Unit of Product ordered during the next twenty-four (24) months shall be the lower of €[*] plus the annual average percentage change in the Consumer Price Index for the three-year period prior to the beginning of such period and adjusted thereafter on an annual basis, or the Actual True Cost of Goods for a Unit of Product at that time. Thereafter, the purchase price per Unit of Product shall be the Actual True Cost of Goods.

15.4.1 Consumer Price Index shall mean for purposes of this Section 15, the annual average “Consumer Price Index for All Urban Consumers for the U.S. City Average for All Items, 1982-84=100” as reported by the Bureau of Labor Statistics of the United States Department of Labor.

15.5 Devices Purchase Price. The purchase price for commercial (including samples) and clinical supplies of the Device will be Licensor’s Actual True Cost of Goods per Device plus [*] percent ([*]%) payable in either Swiss Francs or Euros as directed by Licensor.

15.6 Hardship Clause. If, for the period between thirty-six (36) months and sixty (60) months after the launch of Product in Territory, Licensor’s Actual True Cost of Goods per Unit of Product, for reasons outside Licensor’s control, exceeds €[*], as adjusted by the consumer price index on a yearly basis beginning one year from launch, and with the consequence that Licensor’s average royalty (after deduction of Licensor’s loss incurred on supply of Product to Licensee) falls below [*] percent ([*]%) of Net Sales, the parties shall meet in good faith to renegotiate the Product purchase price with the aim of securing Licensor’s royalty at or above [*] percent ([*]%) of Net Sales or determine such other share of hardship that may be deemed relevant under the circumstances. If net selling price for competing parathyroid hormone (PTH) or PTH-like products in the Territory are at a level below €[*] per day and if Licensee in order to be competitive needs to keep its net selling price at a level where its combined cost of goods plus royalty exceed [*] percent ([*]%) of Net Sales, or if at any time the Purchase Price for Product and Device together with the royalty due hereunder exceed [*] percent ([*]%) of Net Sales, the parties shall meet in good faith to re-negotiate royalty rates with the aim of securing Licensee’s combined cost of goods plus royalty at or below [*] percent ([*]%) of Net Sales or determining such other share of hardship that may be deemed relevant under the circumstances. If the parties are not able to agree on new royalty rates within forty-five (45) days of initiation of such discussions then the matter shall be resolved through the processes outlined in Section 21.3 and 21.4 herein. The foregoing hardship adjustments shall not apply at any time when annual Net Sales of Product in the Territory exceed €[*].

15.7 Payments for Sale of Product Outside the Territory. In the event that Product sold by a Party is discovered in the territory of the other Party then the non-selling Party shall be entitled to recover from the exporting Party the gross profits earned by the exporting Party on the sale of such Product.

15.8 Starter Kits Price. The Starter Kits will be supplied to Licensee at Licensor’s Actual True Cost of Goods for Starter Kits, utilizing the Product and Device Purchase Price set forth above.

15.9 Reports; Payment Method; Currency.

15.9.1 Royalty Payments. Licensee will provide Licensor within twenty (20) business days after the end of each calendar quarter, with a report stating the volume of Product sold in each State Territory of the Territory, invoiced sales and Net Sales and the amount of royalties due on such Net Sales. Within forty-five (45) days after the end of each calendar quarter, Licensee will transfer, by wire, the amount of royalties due Licensor to such bank account as Licensor may indicate from time to time. Payment of all royalties hereunder will be made in USD.

15.9.2 Payment for Product and Devices. All payments due with respect to the supply of Product and Devices hereunder or under the terms of the Supply Agreement shall be made in Euros with respect to Product and either Euros or Swiss Francs, at Licensor’s direction, with respect to Devices and shall be due and payable not later than forty-five (45) days from the date of receipt of the applicable invoice.

15.9.3 Technology Fee Payments. Technology Fee payments are due and payable no later than 30 days from the date of the event triggering the payment of the applicable Technology Fee described in 15.1.2 above.

15.9.4 Interest on Late Payments. Any payment not received within the period set forth in 15.9.1, 15.9.2 or 15.9.3 above, shall accrue interest at the rate of 18% per annum until paid in full.

15.10 Withholding Taxes. Licensee and Licensor have determined that Licensee does not have an obligation to withhold taxes on payments from Licensee to Licensor hereunder. Nevertheless, in the event a tax authority in the Territory concludes that Licensee is, by law or income tax treaty, required to withhold such taxes, and after Licensee has exhausted all remedies reasonably available to avoid such withholding obligation, then Licensee may withhold such taxes and pay over such withheld amounts to the applicable tax authority. Licensee shall furnish Licensor with proof of such payments. Any such tax required to be paid or withheld shall be an expense borne by Licensor. Licensee shall promptly provide Licensor with a certificate or other documentary evidence to enable Licensor to support a claim for a refund or foreign tax credit with respect to any such tax so withheld or deducted by Licensee. At Licensor’s request, Licensee shall reasonably cooperate to support any claim by Licensor for such a refund or credit.

15.11 Audit Rights; Adjustments.

15.11.1 Licensee will permit an independent certified public accountant designated by Licensor and reasonably acceptable to Licensee (the “Auditor”), to have access to Licensee’s records and books during regular business hours for the sole purpose of determining the accuracy of the amounts reported and actually paid or otherwise payable to Licensor under the terms of this Agreement (the “Audit”). Any Audit will cover a period not to exceed three (3) years immediately preceding such audit. Licensor will bear all costs and expenses in connection with the Audit; provided, however, that if any Audit reveals an understatement of Net Sales greater than five percent (5%) of the stated amount, then Licensee will bear all costs and expenses in connection with such Audit. Any Audit will be performed, upon at least thirty (30) calendar days’ prior written notice, during regular business hours, and not more than once in each calendar year during the term of this Agreement and during any calendar year in the three (3) year period following expiration or termination of this Agreement.

15.11.2 The Auditor will execute a written confidentiality agreement with Licensee and will disclose to Licensor only the amount and accuracy of payments reported and actually paid or otherwise payable under this Agreement. The Auditor will send a copy of the report to Licensee at the same time as it is sent to Licensor. The report sent to Licensee will also include the methodology and calculations used to determine the results.

15.11.3 If the Audit results in a determination that Net Sales have been overstated, then Licensor will repay the amount of any resulting overpayment to Licensee within thirty (30) days after receipt of the Auditor’s report.

15.11.4 If the Audit results in a determination that Net Sales have been understated, then any resulting underpayment will be paid to Licensor within thirty (30) days after receipt of the Auditor’s report.

16.	CONFIDENTIALITY

16.1 Confidential Information. Any information or materials communicated by one Party to the other Party pursuant to this Agreement or the Confidential Disclosure Agreement between the Parties dated February 11, 2004 will be deemed “Confidential Information” of the disclosing Party if marked “confidential” or with a similar legend, or if disclosed orally or visually, if identified as being confidential at the time of such oral or visual disclosure or which information or materials would, due to the nature thereof or the circumstances surrounding disclosure, appear to a reasonable person to be confidential or proprietary. Notwithstanding the preceding sentence, “Confidential Information” will not be deemed to include information that the receiving Party can demonstrate, by competent written proof:

16.1.1 at the time of disclosure is published or is publicly known or otherwise in the public domain, other than through any breach by the receiving Party;

16.1.2 was already known to the receiving Party, other than under an obligation of confidentiality or non-use, prior to the time of disclosure;

16.1.3 is disclosed to the receiving Party in good faith, without an obligation of confidentiality, by a Third Party, whom the receiving Party has no reason to believe is under any obligation of confidence with respect to such information; or

16.1.4 is independently developed by the receiving Party without use of or reference to the disclosing Party’s Confidential Information.

16.2 Treatment of Confidential Information. The Parties agree that during the term of this Agreement and for seven (7) years after its expiration or termination for any reason whatsoever, a Party receiving Confidential Information of the other Party will: (a) treat any such Confidential Information disclosed to it by the other Party as strictly confidential; (b) except as necessary in the performance of this Agreement, not disclose such Confidential Information to

Third Parties without the prior written consent of the other Party, other than to its Affiliates, sublicensees, collaborators or any consultants, provided that such disclosure be subject to confidentiality obligations comparable to those contained in this Agreement; (c) not use such Confidential Information for purposes other than those authorized expressly herein; and (d) use reasonable efforts to prevent inadvertent disclosure of such Confidential Information.

16.3 Access. Access to Confidential Information will be limited to those employees or consultants of the Party receiving such information or of such Party’s Affiliates who reasonably require such information in order to carry out activities authorized pursuant to this Agreement. Such employees or consultants will be advised of the confidential nature of the Confidential Information and the related confidentiality undertaking.

16.4 Permitted Disclosures. Notwithstanding any other provision in this Agreement, a receiving Party may disclose Confidential Information of the disclosing Party to the extent such disclosure is required by law or court order, provided that the receiving Party gives the disclosing Party prompt written notice of the requirement to disclose and reasonably cooperates with the disclosing Party to seek a protective order or other restrictions on the disclosure of such Confidential Information of the disclosing Party. Any such required disclosure will be limited only to that Confidential Information that is required to be disclosed and such disclosed Confidential Information will remain Confidential Information hereunder despite the required disclosure. Notwithstanding any other provision in this Agreement, either Party may disclose this Agreement (and prior to signing the draft versions hereof) and any and all Schedules and other Attachments hereto and financial calculations to be derived from this Agreement to existing or potential investors or potential buyers of the Parties hereto whom are subject to Confidentiality Agreements with terms similar to those contained herein.

16.5 Return of Confidential Information. Upon termination or expiration of this Agreement, each Party hereto and its Affiliates will return all Confidential Information of the other Party in its possession to the other Party; provided, however, that each Party may retain:

16.5.1 a single archival copy of the Confidential Information of the other Party solely for the purpose of determining the extent of disclosure of Confidential Information hereunder and assuring compliance with the surviving provisions of this Agreement;

16.5.2 any portion of the Confidential Information of the other Party which is contained in laboratory notebooks; and

16.5.3 any portion of the Confidential Information of the other Party that a Party is required by mandatory applicable law to retain.

16.6 Confidentiality of the Agreement Terms. Neither Party will disclose the terms of this Agreement to any Third Party without the prior written consent of the other Party; provided, however, that either Party may disclose the terms of this Agreement to actual or prospective investors and corporate partners (including Sublicensees), to a Party’s accountants, attorneys and other professional advisors, and as required by applicable laws and regulations of the U.S. Securities and Exchange Commission and any stock exchange on which a Party’s stock or other instruments are or may be traded.

17.	ASSIGNMENT

17.1 The Parties recognize that each Party may perform some or all of its obligations under this Agreement through Affiliates, provided, however, that each Party will remain responsible for the performance by its Affiliates and will cause its Affiliates to comply with the provisions of this Agreement in connection with such performance and any act or omission committed by an Affiliate shall be deemed to have been conducted by the Party itself. Each Party hereby expressly waives any requirement that the other Party exhaust any right, power or remedy, or proceeds against an Affiliate, for any obligation or performance hereunder prior to proceeding directly against such Party.

17.2 Neither Party will assign its rights or obligations under this Agreement to any Third Party without the prior written consent of the other Party; except that either Party may assign such rights and obligations to an Affiliate of the respective Party or to the surviving entity pursuant to a merger, acquisition or consolidation, or to a Third Party acquiring all or substantially all assets of a Party. All permitted assignments by either Party of any of its rights under this Agreement will be subject to all of the terms and conditions of this Agreement. All successors, permitted assignees of either Party will be subject to, and will be bound by, all the terms and conditions of this Agreement. Any purported assignment not permitted under the terms of this Agreement will be null, void, and of no effect.

18.	JOINT PUBLICITY

If either Party wishes to make significant public disclosure exclusive of correspondence and written communication in the ordinary course of business, concerning this Agreement or the relationship established hereunder and such disclosure mentions the other Party by name or description, such other Party shall be provided in advance with a copy of the disclosure and shall have five (5) business days within which to approve or disapprove of such use of its name or description (including the mentioning of the name of the Product and/or reference to a description of the terms of this Agreement or to any of the exhibits to this Agreement that are incorporated by reference hereto). Neither party shall unreasonably withhold such approval. Failure to respond within said time shall be deemed to constitute an approval. Absent approval, no public disclosure shall use the name of or otherwise describe such Party except to the extent as may be required by law in the reasonable judgment of the respective Party’s counsel, or to the extent that the description of the other Party is limited to public information about the availability of the Product.

19.	TERM, TERMINATION AND CONSEQUENCES OF TERMINATION

19.1 Term of the Agreement. This Agreement shall commence on the Effective Date and, unless terminated earlier pursuant to this Section 19, remain in force on a State Territory by State Territory basis for the longer of fifteen (15) years from launch in the respective State Territory and the expiration date in such State Territory of the last to expire of any issued Licensor Patent. The Agreement on a State Territory basis shall cease upon such expiry date(s) (the “Term”).

19.2 Termination for Commercial Reasons. In the event that Licensee can demonstrate that Licensee, as a result of circumstances in one or more markets, including competition, is not making a reasonable profit and that Licensee, in its reasonable opinion, has no prospects of making a reasonable profit during the remainder of the Term, the Parties shall meet through the Steering Committee and renegotiate the key commercial terms of this Agreement. Should the Steering Committee not be able to reach agreement on such new terms within six (6) weeks, the matter shall be referred to the Chief Executive Officers of the Parties. Should the Chief Executive Officers not be able to reach agreement within two (2) weeks, Licensee shall be entitled to terminate the Agreement giving Licensor six (6) months written notice.

19.3 Termination for Material Breach. In the event of a material breach of this Agreement by either Party, which is not cured within sixty (60) days following receipt of written notice of such breach from the non-breaching Party, the non-breaching Party will have the right to terminate this Agreement by written notification to the other Party, effective immediately upon receipt.

19.4 Termination for Bankruptcy. Either Party may immediately terminate this Agreement upon the occurrence of either of the following: (a) the entry of a decree or order for relief by a court having jurisdiction over the other Party in an involuntary case under any applicable national, federal, or state insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; or (b) the filing by the other Party of a petition for relief under any applicable national, federal, or state insolvency or other similar law. All rights and licenses granted under or pursuant to this Agreement, including amendments hereto, by each Party to the other Party are, for all purposes of 11 U.S.C. Section 365(n), licenses of rights to intellectual property as defined in Title 11.

19.5 General. No termination of this Agreement will relieve any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination, nor preclude either Party from pursuing any rights and remedies it may have under this Agreement or at law or in equity which have accrued or are based upon any event occurring prior to such termination.

19.6 In the event of termination by Licensee of the entire Agreement under Section 19.2, Licensee shall forthwith as at the effective date of termination:

19.6.1 deliver to Licensor the Dossier, all product data and any other documents, materials, data or information within its possession or control containing or evidencing any Licensed Technology of Licensor and all Confidential Information of Licensor;

19.6.2 cease all exploitation and marketing of Product and Device provided always that Licensee shall be entitled to continue to sell Product and Device for a period of six calendar months thereafter in order to fulfill existing orders only (subject always to the payment terms under this Agreement) and provided that Licensee shall not sell such stock in a manner detrimental to the market for Product in the Territory;

19.6.3 give or procure for Licensor access to all data filed in connection with the Marketing Authorizations for the Product in the Territory;

19.6.4 allow Licensor to cross-reference any MA relating to the Product with each relevant Regulatory Authority, for the purpose of transferring the MAs for the Product in the Territory to Licensor or as it may nominate at Licensor’s cost;

19.6.5 subject to Licensee’s right to sell its stock of Product pursuant to Section 19.6.2, transfer the adverse event data base for the Product relating to the Territory to Licensor;

19.6.6 in the event of termination during the period of time under Development Plan, use all reasonable endeavors to effect an orderly transfer to Licensor (or as it may direct) of the management and conduct of the Nycomed Clinical Trials; and

19.6.7 Licensee acknowledges that in the event of such termination it shall not be entitled to any reimbursement or repayment of any sums paid to Licensor under the terms of this Agreement prior to the effective date of termination.

19.7 In the event of termination by Licensee of this Agreement as a result of material breach by Licensor, Licensor shall forthwith as of the effective date of termination:

19.7.1 grant to Licensee, if Licensee so requests, at no cost any and all rights necessary in order for Licensee to manufacture or have manufactured Product, and for the sake of clarity Device and provide Licensee with any and all Know-How and documentation relevant for the manufacture of Product and Device; and

19.7.2 offer to assign or license, if permissible, to Licensee ownership of the Licensed Technology with respect to the Territory. Should Licensee desire to assume such ownership, the Parties shall in good faith determine the fair market value of such assignment which amount shall be set off against any claim for damages, etc. that the Licensee may have against Licensor.

19.8 Licenses Upon Expiration. Upon expiration of this Agreement pursuant to Section 20.1 of this Agreement with respect to a country in the Territory, Licensee will have a non-exclusive, fully paid, perpetual, royalty-free right and license under the Licensed Technology to develop, make, have made, use, offer to sell, sell, and import Product and Device in the Territory.

19.9 Survival. In the event of expiration or termination of this Agreement pursuant to this Agreement, the following sections will survive, together with the definitions of any defined terms used therein: All other provisions, including all rights and obligations thereunder, will terminate and be of no further force and effect.

20.	FORCE MAJEURE

20.1 No Party (the “Affected Party”) shall be considered to be in breach of any of its obligations under this Agreement where failure to perform or delay in performing any obligation is due, wholly or in material part, directly or indirectly, to the occurrence of any act of God, act of public enemy, act of a governmental body or agency, foreign or domestic, sabotage, riot, fire, flood, typhoon, explosion or other catastrophe, epidemic or quarantine restriction, accident, freight embargo, or because of any other similar event (a “Force Majeure Event”), for the period of time occasioned by any such occurrence, so long as the event is beyond the reasonable control of, does not result from the fault of, and cannot be overcome by the exercise of reasonable due diligence by the Affected Party, and provided that:

20.1.1 the Affected Party forthwith gives the other Party written notice of the Force Majeure Event, which notice shall include an estimate of the duration and the likely impact of the Force Majeure Event;

20.1.2 the suspension or delay of performance shall be of no greater scope and of no longer duration than is reasonably required by the Force Majeure Event;

20.1.3 the Affected Party will use its reasonable best efforts to correct, cure or overcome the Force Majeure Event; and

20.1.4 then the Affected Party will for a period of up to three (3) months be excused from the obligations or conditions as a result of the Force Majeure Event to the extent and for the time so affected and provided that if a Force Majeure Event continues thereafter, the other Party (who is not the Affected Party) shall be entitled to terminate this Agreement upon ten (10) business days written notice to the Affected Party.

20.2 Notwithstanding the above, it is provided that in the event of Force Majeure preventing Licensor from supplying or causing the supply of the Product and/or Device to Licensee, Licensor shall immediately and together with Licensee use commercially reasonable efforts to identify an alternative source of supply. Should the Parties not be able to find an alternative source of supply, Licensor shall grant to Licensee any and all rights to manufacture and/or have manufactured the Product and/or Device and provide to Licensee immediately with any relevant Know How during the period in which Licensor remains unable to supply the Product and/or Device. Should, afterwards, Licensor be in a position to assume its supply obligations, Licensor shall hold harmless Licensee for any and all of Licensees investments and other expenditures incurred by Licensee by having assumed Licensor’s obligations hereunder.

21.	LAW AND VENUE

21.1 Governing Law. This Agreement will be governed by, and construed and interpreted in accordance with the laws of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the laws of New York to the rights and obligations of the Parties.

21.2 Construction. Unless used in combination with the word “either,” the word “or” is used throughout this Agreement in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein will mean including, without limiting the generality of any description preceding such term. No rule of strict construction will be applied against either Party hereto. Unless expressly provided herein to the contrary, all time limits, notice periods, deadlines or the like described herein will be governed by the follow parameters: (i) for all time periods that are five (5) days in length or less, such periods will be deemed to be business days, and (ii) for all time periods greater than five (5) days in length will be deemed to be calendar days.

21.3 The Parties will try to settle their differences amicably between themselves with respect to any provision of this Agreement or the performance or alleged non-performance of a Party with respect to any of its obligations under this Agreement (“Dispute”). In the event of any controversy or claim arising out of or relating to this Agreement, the complaining Party shall notify the other Party in writing of such Dispute. If the Parties are unable to resolve the Dispute within twenty (20) days of receipt of the written notice by the other Party, such Dispute will be referred to the Chief Executive Officers of each of the Parties (or their respective designees) who will meet or hold a phone conference within fifteen (15) days and use their good faith efforts to have the Dispute resolved within fifteen (15) days after such meeting.

21.4 Any dispute that is not resolved amicably in accordance with the above, whether before or after termination of this Agreement, will be resolved by arbitration pursuant to the London Court of International Arbitration (LCIA) Rules, which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three. Each Party shall appoint one arbitrator and the two arbitrators appointed by the Parties shall then agree on the appointment of the third. The place of arbitration shall be Geneva, Switzerland.

The language to be used in the arbitral proceedings shall be English.

22.	AMENDMENTS

The Parties hereto may amend, modify or alter any of the provisions of this Agreement, but such amendment, modification or alteration will be valid and binding on either Party only if made by a written instrument that explicitly refers to this Agreement and that is signed by a duly authorized representative of each Party.

23.	ENTIRE AGREEMENT

This Agreement, including any Exhibits attached hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings and negotiations, whether oral or written, with respect to such subject matter, including, without limitation, the Confidential Disclosure Agreement between the Parties dated February 11, 2004; provided, however, that no agreement between the Parties executed contemporaneously with this Agreement will be so superseded by this Agreement.

24.	SEVERABILITY

In the event that any provision in this Agreement is held to be unlawful or invalid in any jurisdiction, the meaning of such provision will be construed to the greatest extent possible so as relevant to render it enforceable. If no such construction can render such provision enforceable, it will be severed. The remainder of this Agreement will remain in full force and effect, and the Parties will negotiate in good faith a reasonable substitute provision that is valid and enforceable in such jurisdiction. If the Parties are unable to agree on a substitute provision, and if the unlawful or invalid provision was an essential element of this Agreement without which one of the Parties would not have entered into this Agreement, as evidenced by this Agreement as a whole, then such Party may terminate this Agreement by written notice to the other Party effective upon receipt, and the Parties, in such case, shall agree on terms that will, to the extent practicably possible, put each Party in the position it would have been had the Agreement not been entered into.

25.	WAIVER

The failure of either Party to enforce any provision of this Agreement at any time will not be construed as a present or future waiver of such or any other provision of this Agreement. The express waiver by either Party of any provision or requirement hereunder will not operate as a future waiver of such or any other provision or requirement and will be effective only if set forth in a written instrument signed by a duly authorized representative of the Party waiving such provision or requirement.

26.	HEADINGS

The headings in this Agreement are for convenience only and shall not be applied when interpreting the content of this Agreement.

27.	MISCELLANEOUS

27.1 Notice. All notices hereunder must be given in writing and will be deemed given if delivered personally or by facsimile transmission (receipt confirmed), mailed by registered or certified mail (return receipt requested) with postage prepaid, or sent by express courier service (FedEx or other reputable, internationally recognized courier service), to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof).

If to Licensor:	NPS Pharmaceuticals, Inc. 420 Chipeta Way Salt Lake City, UT 84108 United States of America Attention: Vice President, Corporate Development Facsimile: (801) 583-4939

With a copy to:	NPS Pharmaceuticals, Inc. 420 Chipeta Way Salt Lake City, UT 84108 United States of America Attention: General Counsel Facsimile: (801) 583-4939

If to Licensee:	Nycomed Danmark ApS Langebjerg 1 DK-4000 Roskilde Denmark Attention: Managing Director Facsimile: +4546756968

With a copy to:	Nycomed Group c/o Nycomed Pharma AS Hagaløkkveien 13 1372 ASKER Norway Attention: General Counsel Facsimile: +4766763513

27.2 Counterparts. This Agreement may be executed by the Parties in one or more identical counterparts, all of which together will constitute this Agreement. If this Agreement is executed in counterparts, no signatory hereto will be bound until both Parties have duly executed a counterpart of this Agreement.

The Parties have caused this Agreement to be executed as of the Effective Date by signature of their duly authorized representatives.

NPS ALLELIX CORP.		NYCOMED DANMARK APS

By:	/S/	By:	/S/

Title:		Title:

Date: April 20, 2004		Date: April 20, 2004

SCHEDULE 1.9

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

EXAMPLES OF CORE STUDIES

[*]

SCHEDULE 1.11

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

DEVICE

[*]

SCHEDULE 1.21

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

LICENSOR PATENTS

[*]

SCHEDULE 1.22

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

LICENSOR TRADEMARKS

[*]

SCHEDULE 5.1.1

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

DEVELOPMENT ACTIVITIES

[*]

*EXHIBIT 7.3.2

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

Assumed allocation of local personnel dedicated to the sales and marketing of Product in the five largest European markets.

[*]

SCHEDULE 12

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

KEY COMMERCIAL TERMS FOR SUPPLY OF PRODUCT

[*]

SCHEDULE 15.1.3

TO THE

DISTRIBUTION AND LICENSE AGREEMENT

BETWEEN

NPS ALLELIX CORP.

AND

NYCOMED DANMARK APS

ALLOCATION OF MILESTONE PAYMENTS

[*]